Exhibit 99.2

LETTER OF TRANSMITTAL

FOR REGISTERED HOLDERS OF COMMON SHARES

OF SPROTT INC.

For use in connection with a share consolidation

This letter of transmittal is for use by registered holders (“Shareholders”) of common shares (“Shares”) in the capital of Sprott Inc. (the “Corporation”) for the purpose of a share consolidation on the basis of one (1) Share on a post-consolidation basis for every ten (10) Shares outstanding on a pre-consolidation basis implemented by the Corporation pursuant to articles of amendment (the “Consolidation”).

The Consolidation was approved at the annual and special meeting of Shareholders held on May 8, 2020 (the “Meeting”) and the Shares are expected to begin trading on a post-Consolidation basis on the Toronto Stock Exchange on or about May 28, 2020.

For further information regarding the Consolidation, Shareholders are encouraged to review in their entirety the Notice of Annual and Special Meeting and Management Information Circular of the Corporation dated March 18, 2020 (the “Circular”) prepared in connection with the Meeting, which are available under the Corporation’s profile on SEDAR at www.sedar.com.

Each Shareholder whose pre-Consolidation Shares is evidenced through a Share certificate (“Certificated Holder”) must forward to TSX Trust Company (“TSX Trust”) a properly completed and signed letter of transmittal, with accompanying Share certificate(s), if applicable, in order to receive the post-Consolidation Shares to which such Certificated Holder is entitled. Each Shareholder whose pre-Consolidation Shares is evidenced through a Direct Registration System (“DRS”) advise statement (“DRS Holder”), must forward to TSX Trust a properly completed and signed letter of transmittal in order to receive the post-Consolidation Shares to which such DRS Holder is entitled. The instructions accompanying this letter of transmittal specify certain signature guarantees and additional documents that Shareholders may be required to provide with this letter of transmittal. Shareholders may, upon request, be required to execute any additional documents deemed by TSX Trust or the Corporation, at their discretion, to be reasonably necessary or desirable to complete the deposit and cancellation of their existing Share certificates or DRS advise statement(s) in exchange for the applicable post-Consolidation Share certificates or DRS advise statement(s). It is recommended that Shareholders complete, sign and return this letter of transmittal, with any accompanying Share certificate(s), if applicable, to TSX Trust as soon as practicable following receipt of the letter of transmittal.

Until surrendered, each Share certificate representing pre-Consolidation Shares will be deemed for all purposes to represent the number of whole post-Consolidation Shares to which such Certificated Holder is entitled as a result of the Consolidation. DRS Holders will only be required to submit to TSX Trust a properly completed and signed letter of transmittal in accordance with the instructions set out below.

This letter of transmittal is for use by Shareholders only and is not to be used by beneficial (non-registered) holders of Shares (“Beneficial Holders”). Beneficial Holders do not have Shares registered in their name, but hold their Shares through an intermediary, which include, among others, banks, trust companies, securities dealers, brokers or financial advisors.

No fractional Shares will be issued, and no cash consideration will be paid, in connection with the Consolidation. If, as a result of the Consolidation, a Shareholder would otherwise become entitled to a fractional Share, such fraction will be rounded down to the nearest whole number and each Shareholder who would otherwise have been entitled to receive a fractional Share will have no further interest in the Corporation with respect to its fractional Shares.

TO:                        SPROTT INC.

AND TO:              TSX TRUST COMPANY

Please read the instructions accompanying this letter of transmittal carefully before completing this letter of transmittal. Delivery of this letter of transmittal to an address other than as set forth herein will not constitute a valid delivery. If Shares are registered in different names, a separate letter of transmittal must be submitted for each different Shareholder. See Instructions.

In connection with the Consolidation, (i) the Certificated Holder hereby irrevocably deposits with TSX Trust the enclosed Share certificate(s), and/or (ii) the DRS Holder hereby irrevocably deposits with TSX Trust the DRS advice statement(s), for which no delivery to the TSX Trust is required, details of which are as follows, as applicable:

Certificate Number(s) or DRS Account Number(s)	Name(s) in which Registered	Number of Shares Represented by Certificate(s) or DRS advice statement(s)

TOTAL:

(Please print or type. If space is insufficient, please attach a list to this letter of transmittal in the above form.)

It is understood that, in the case of a Certificated Holder, upon receipt of the Share certificate(s) and a properly completed and signed letter of transmittal, or in the case of a DRS Holder, upon receipt of a properly completed and signed letter of transmittal, in each case representing the Shares deposited herewith (the “Deposited Shares”) and all other required documents, if any, TSX Trust will deliver Share certificate(s) or, if requested by the undersigned, DRS advice statement(s) representing the post-Consolidation Shares that the undersigned is entitled to receive under the Consolidation in accordance with the instructions set out below, and the Share certificate(s) and/or DRS advice statement representing the Deposited Shares will forthwith be cancelled.

The undersigned Shareholder represents, warrants, covenants, acknowledges and agrees in favour of the Corporation as of the date hereof and as of the date of the Consolidation: (i) the undersigned is the registered holder of the Deposited Shares; (ii) such Deposited Shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this letter of transmittal and to deposit and deliver the Deposited Shares for cancellation and exchange for post-Consolidation Shares pursuant to the Consolidation and that none of the Corporation, or any successor thereto will be subject to any adverse claim in respect of the deposit of such Deposited Shares; (iv) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares, to any other person; (v) the surrender of the Deposited Shares complies with all applicable laws; (vi) all information inserted by the undersigned into this letter of transmittal is complete, true and accurate; (vii) the undersigned will not transfer or permit to be transferred any of such Deposited Shares following the deposit hereof; (viii) the undersigned irrevocably constitutes and appoints TSX Trust and any other person designated by the Corporation in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Shares and any distributions on such securities with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) in the name of and on behalf of the undersigned, to register or record the cancellation and exchange of such Deposited Shares for post-Consolidation Shares on the securities register of the Corporation; (ix) the issuance and delivery of the appropriate number of post-Consolidation Shares in accordance with the instructions set out below and the information contained in the Circular will completely discharge any and all obligations of the Corporation and TSX Trust with respect to the matters contemplated by this letter of transmittal; and (x) the deposit of Deposited Shares pursuant to this letter of transmittal is irrevocable. These representations, warranties, covenants, acknowledgements and agreements shall survive the completion of the Consolidation.

The undersigned agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any pre-Consolidation Shares shall be determined by the Corporation in its sole discretion and that such determination shall be final and binding and acknowledges that there is no duty or obligation upon the Corporation, TSX Trust or any other person to give notice of any defect or irregularity in any such surrender of pre-Consolidation Shares and no liability will be incurred by any of them for failure to give any such notice.

The undersigned revokes any and all authority, other than as granted in this letter of transmittal, whether as agent, attorney, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and no subsequent authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise, will be granted with respect to the Deposited Shares.

The instructions accompanying this letter of transmittal specify certain signature guarantees and additional documents that the undersigned may be required to provide with this letter of transmittal.

Additionally, the undersigned may, upon request, be required to execute any additional documents deemed by TSX Trust or the Corporation in their discretion to be reasonably necessary or desirable to complete the deposit and cancellation of the Deposited Shares in exchange for the applicable post-Consolidation Shares contemplated by this letter of transmittal. The undersigned hereby acknowledges that the delivery of the Deposited Shares shall be effected and the risk of loss of such Deposited Shares shall pass only upon proper receipt thereof by TSX Trust.

Each authority conferred or agreed to be conferred by the undersigned in this letter of transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, legal representatives, successors and assigns of the undersigned.

The undersigned instructs the Corporation and TSX Trust to, promptly after receipt of a properly completed and signed letter of transmittal, the applicable Share certificate(s) and all other required documentation, if any, issue or cause to be issued Share certificate(s) or, if requested by the undersigned, DRS advice statement(s) representing the post-Consolidation Shares to which the undersigned is entitled pursuant to the Consolidation and mail such Share certificate(s) or such DRS advice statement(s) by first-class insured mail, postage prepaid. If a Share certificate or DRS advice statement(s) representing Deposited Shares has any restrictive legends on the back thereof, the new Share certificate or DRS advice statement(s) will be issued with the same restrictive legends, if any.

It is understood that, (A) in the case of a Certificated Holder, that they will not receive the post-Consolidation Shares in respect of the Deposited Shares until the Share certificate(s) representing the Deposited Shares owned by the Certificated Holder are received by TSX Trust at the address set forth on the back of this letter of transmittal, together with a duly completed and signed letter of transmittal and all other required documents, if any, and until the same are processed by TSX Trust; and (B) in the case of a DRS Holder, that they will not receive the post-Consolidation Shares in respect of the Deposited Shares until a duly completed and signed letter of transmittal and all other required documents, if any, are received and processed by TSX Trust.

If the Consolidation is not completed or does not proceed, the enclosed Share certificate(s) representing the Deposited Shares shall be returned forthwith to the Certificated Holder in accordance with the delivery instructions in this letter of transmittal or failing such address being specified, to the Certificated Holder at the last address of the Certificated Holder as it appears on the register of the Corporation maintained by TSX Trust.

By reason of the use by the undersigned of an English language letter of transmittal, the undersigned shall be deemed to have required that any contract in connection with the delivery of the post-Consolidation Shares through this letter of transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par ceci et son acceptation au moyen de la présente lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this letter of transmittal, please review carefully and complete the following blocks, as appropriate.

BLOCK A	BLOCK B
ISSUANCE INSTRUCTIONS	DELIVERY INSTRUCTIONS

Please issue the certificate(s) or DRS advice statement(s) representing the post-Consolidation Shares in the name of

To be completed ONLY if the certificates(s) or DRS advice statement(s) representing the post-Consolidation Shares to which the undersigned is entitled are to be sent to someone other than the person shown in Box A or to an address other than the address shown on Box A

☐ Same as address in Block A or to:

(Please print or type)	(Please print or type)

(Name)	(Name)

(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)

(Country and Postal (or Zip) Code)	(Country and Postal (or Zip) Code)

(Telephone — Business Hours)	(Telephone — Business Hours)

(Email Address — if opting to receive DRS advice statement(s))	(Email Address — if opting to receive DRS advice statement(s))

BLOCK D — SIGNATURE GUARANTEE	BLOCK E - SIGNATURE

Signature guaranteed by (if required under Instruction 1(d))	Dated this day of (month), (year).

Authorized Signature	(Street Address and Number)

Name of Guarantor (please print of type)	(City and Province or State)

(Country and Postal (or Zip) Code)

(Street Address and Number)	(Telephone — Business Hours)

(City and Province or State)	(Street Address and Number)

(Country and Postal (or Zip) Code)	(City and Province or State)

(Telephone — Business Hours)

IMPORTANT INFORMATION REGARDING DRS ADVICE STATEMENTS

The Corporation has in place arrangements to allow for the use of TSX Trust’s DRS, as an alternative to sending out traditional paper certificates to holders of Shares. DRS is a way of recording security ownership without the need to issue a physical paper share certificates, which may help to eliminate the risk of loss, theft or destruction of certificates. For more information on DRS, please visit TSX Trust’s website at  http://www.tsxtrust.com/services/investor-services.

To receive DRS advice statement(s) representing post-Consolidation Shares in lieu of certificate(s), please check the box below.

BLOCK F

DRS ADVICE STATEMENT OPTION

☐	I wish to use DRS in respect of my Shares. Please issue DRS advice statement(s) in lieu of certificate(s)

INSTRUCTIONS

1.                                      Use of Letter of Transmittal

(a)                                 Each Certificated Holder must send or deliver this letter of transmittal duly completed and signed together with the Share certificate(s) described herein to TSX Trust at its office listed on the back cover page of this letter of transmittal.

(b)                                 Each DRS Holder must send or deliver this letter of transmittal duly completed and signed to TSX Trust at its office listed on the back cover page of this letter of transmittal.

(c)                                  The method of delivery of Share certificate(s) and this letter of transmittal and all other required documents is at the option and risk of the person surrendering them. It is recommended that such documents be delivered by courier to TSX Trust, at the address listed on the back cover page of this letter of transmittal, and if mailed by registered mail, with return receipt requested, be used and that proper insurance be obtained.

(d)                                 Share certificate(s) registered in the name of the person by whom (or on whose behalf) this letter of transmittal is signed need not be endorsed or accompanied by a share transfer power of attorney other than the letter of transmittal itself.

(e)                                  Share certificate(s) not so registered must be endorsed by the Shareholder thereof or be accompanied by a share transfer power of attorney duly and properly completed by the Shareholder, with the signature guaranteed in either case by a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States. The signature of the Shareholder must correspond in every respect with the name of the Shareholder appearing on the face of the Share certificate(s).

(f)                                   Where this letter of transmittal is executed on behalf of a corporation, partnership, trust, foundation or association or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the letter of transmittal must be accompanied by satisfactory evidence of the representative’s authority to act.

(g)                                  The Corporation reserves the right if it so elects in its absolute discretion to instruct TSX Trust to waive any defect or irregularity contained in any letter of transmittal received by it.

2.                                      Lost Share Certificates

If a Share certificate has been lost or destroyed, this letter of transmittal must be completed as fully as possible and forwarded to TSX Trust Company together with a letter stating the loss. TSX Trust will contact the undersigned to advise of the replacement requirements (which may include bonding requirements).

3.                                     Privacy Notice

TSX Trust is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you — from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. We have prepared a Privacy Policy to tell you more about our information practices and how your privacy is protected. It is available at TSX Trust’s website, tsxtrust.com, or by writing us at 100 Adelaide Street West, Suite

301, Toronto, Ontario, Canada, M5H 4H1. TSX Trust will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

4.                                      Miscellaneous

(a)                                 Additional copies of the letter of transmittal and Circular may be obtained from TSX Trust by emailing tmxeinvestorservices@tmx.com .

(b)                                 If space on this letter of transmittal is insufficient to list all Share certificates, additional certificate or DRS account numbers and number of Shares may be included on a separate signed list affixed to this letter of transmittal.

(c)                                  If Shares are registered in different forms (e.g., “John Doe” and “J. Doe”) a separate letter of transmittal should be signed for each different registration.

(d)                                 This letter of transmittal will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

TSX TRUST COMPANY

By Mail

TSX Trust Company

301 - 100 Adelaide Street West

Toronto, Ontario M5H 4H1

Attention: Investor Services

By Registered Mail or by Courier

TSX Trust Company

100 Adelaide Street West, Suite 301

Toronto, Ontario M5H 4H1

Attention: Investor Services

Toll Free: 1-866-600-5869

Telephone: 1-416-342-1091

E-Mail:  tmxeinvestorservices@tmx.com

Any questions or requests for assistance may be directed by Shareholders to TSX Trust at the telephone number set out above. You may also contact your broker, investment dealer, commercial bank, trust company manager, bank manager, lawyer or other professional advisor for assistance concerning the completion of this letter of transmittal.